FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC. (Translation of registrant's name into English)

BCE Place Suite 300 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____      Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

The Form 6-K of Brookfield Asset Management Inc. dated February 5, 2007 and the exhibit thereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release, Dated February 5, 2007, Regarding Brookfield Asset Management Submits Non-Binding, Indicative Proposal to Purchase Non-Trust Assets of Multiplex Limited

99.2	Press Release, Dated February 5, 2007, Regarding Brookfield Asset Management and Longview Fibre Company Announce Definitive Agreement - Brookfield to Acquire Longview for US$24.75 Per Share

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: February 5, 2007	By:	/s/ B. D. Lawson
Name: B. D. Lawson Title: Managing Partner & CFO